EXHIBIT 95

MINE SAFETY DISCLOSURES

In February 2013, our subsidiary DeBra-Kuempel Inc. received an imminent danger order under Section 107(a) of the Mine Safety and Health Act of 1977 and a related “Significant and Substantial” (“S&S”) citation in the course of performing work at the Maysville Kiln plant in Maysville, Kentucky. However, after conferring with Debra-Kuempel Inc. about the matter, the Mine Safety and Health Administration (“MSHA”) of the U.S. Department of Labor determined that no imminent danger had occurred and the cited violation was not S&S. Accordingly, in March 2013, MSHA vacated the imminent danger order and modified the citation to non-S&S.
In October 2013, our subsidiary MOR PPM, Inc. received a S&S citation in the course of performing work at the Kasota Pit & Plant in Mankato, Minnesota.